Exhibit 99.1

NIMS STANDARDS FOR MOBILE COMMUNICATIONS CENTER

Resource: Mobile Communications Center (Also referred to as “Mobile EOC”)

Categories:

☐ Transportation (ESF 1)	☒ Communication (ESF 2)	☐ Public Works and Engineering (ESF 3)
☐ Firefighting (ESF 4)	☐ Information & Planning (ESF 5)	☐ Mass Care (ESF 6)
☐ Resource Management (ESF 7)	☐ Health & Medical (ESF 8)	☐ Search & Rescue (ESF 9)
☐ HazMat (ESF 10)	☐ Food & Water (ESF 11)	☐ Energy (ESF 12)
☐ Law Enforcement/Security (ESF 16)	☐ Military Support (ESF 13)	☐ Public Information (ESF 14)
☐ Animals & Agriculture Issues (ESF 17)	☐ Volunteers and Donations (ESF15)	☐ Other Command & Control

Kind:

☐ Team	☐ Equipment	☐ Supplies	☐ Other
☐ Aircraft	☐ Personnel	☒ Vehicle

Components and Capabilities:

Components	Metric(s)	Minimum Capabilities
		Type I	Type II	Type III	Type IV	Other
Chassis	Feet	48’-53’ custom trailer, bus chassis, conventional cab/van chassis, or diesel motorhome chassis with or without slide-out room	35’-40’ motorhome chassis with or without slide-out room	25’-35’ Gas or diesel motorhome chassis, or custom trailer (trailer does require additional tow vehicle)	Converted SUV or Travel Trailer, or 25’-40’ custom built trailer (trailer does require additional tow vehicle)
Interior	Workstations	6-10 workstations, with private meeting area for Command personnel	4-6 workstations, with private meeting are for Command personnel	2-4 workstations	1 to 2 workstations
Radio Frequency Transceivers	1 Unit	RF Communications with adjoining agencies, state agencies through mutual aid transceiver and any other frequencies	RF Communications with adjoining agencies, state agencies through mutual aid transceiver and any other frequencies	RF Communications with adjoining agencies, state agencies through mutual aid transceiver	RF Communications within jurisdiction and with adjoining agencies
Internet Access	Speed	High bandwidth capabilities via satellite such as INMARSAT or V-Sat	High bandwidth capabilities via satellite such as INMARSAT or V-Sat; Faxing through cell or satellite system (4800 bps)	Cellular system; Faxing through cell or satellite system (4800 bps)	Via cellular system (portable)
Video teleconferencing	N/a				--
High Speed Fax	Speed				--
Voice Communications through landlines, cell lines and satellite	Type of system	PBX office-style telephone system & Cellular PBX System (ML500 or similar)	PBX office-style telephone system & Cellular PBX System (ML500 or similar)	PBX office-style telephone system	Through individual cell phones only
On-scene video monitoring	N/a	Through camera/video system	Through camera/video system	--	--
Computer assisted dispatch	N/a	Yes	Yes	Yes	--
Computer/Server capabilities	N/a	Hard-wired and wireless LAN. Workstations should have Ethernet connection and 120 vac protected receptacle. All computer based software packages pre-installed	Hard-wired and wireless LAN. Workstations should have Ethernet connection and 120 vac protected receptacle. All computer based software packages pre-installed	Hard-wired and wireless LAN. Workstations should have Ethernet connection and 120 vac protected receptacle. All computer based software packages pre-installed	Tower computer systems only (power source must be provided from outside vehicle)
Personnel	Function	IT Support, Driver/Operator with CDL certification, and Communications Support	IT Support, Driver/Operator with CDL certification, and Communications Support	Driver/Operator with CDL certification	Driver/Operator
Deployment capabilities

All types should be capable of:

  Operating in environment with little to no basic services, including no electrical service, no phone lines and no cell towers
  Providing own power generation and fuel supply to operate a minimum of 3-4 days without refueling.
  Sustaining long term deployment as well as short-term responses
  Facilitating communications between multiple agencies (Federal, state, county and municipal agencies)
  Operating as forward EOC
  Minimal set up time
  Serving basic personnel needs such as a bathroom, mini-refrigerator, microwave and coffee maker where space is available

Comments:

Radio Frequency Transceivers: Every agency has their assigned RF equipment in use. These frequencies should be distributed throughout the unit along with the most utilized adjoining agency transceivers. A central Communications rack should be built near the Communications Officer position. This rack should contain less utilized adjoining agency radios and programmable radios, giving the unit the ability to communicate with as many agencies as possible. Type I & II units should have an Interoperability Module installed in addition to the central rack. This module will allow for different frequency transceivers to communicate commonly.

Satellite Systems: INMARSAT system can be utilized for telecommunications and DOD secure data transfer. For a MCC the unit should be roof mounted and auto-tracking. Useful for video-teleconferencing, high quality voice transmission, faxing, and dial-up Internet access. V-Sat systems use roof-mounted auto-deploy, auto-tracking dishes and allow large downloads of bandwidth. This bandwidth can be managed to provide Internet access, voice communications and video transfer for sending live on-scene video back to an EOC or other location. The FCC continues to approve new technology for this system. Iridium, Global Star or other Sat-phones are ideal for in-the-field communications.

Microwave Units: Some states and jurisdictions have microwave-capable facilities and equipment installed for quality video transfer.

Server Computers: A rack-mounted Server should be installed in Type I, II, and III units. This Server can be designed to mimic many of the operations and software in use at the EOC. A hard-wired LAN and a wireless LAN should also be installed to enable all workstations access to the Server.

Telephone System: An office-style PBX system should be installed in Type I, II and III units. This system can be integrated with landlines, cell lines and satellite telephones. Each workstation should have a telephone unit as well as units on-hand for exterior operations.

Cellular PBX System (ML500 or similar): This unit is utilized for multiple cell lines (suggest 5). It is tied into the main PBX for distribution throughout unit. The unit has auto-detect sensors that check for landline first and then switch to cell if landline is not available.

Camera and Video Systems: The unit should have an installed mast (no taller than 30’ without exterior supports) and camera system with monitors in both the conference and communications area. The video system controls the multiple inputs and distributes them to the monitors. The system should support the mast and camera, display Server Computer programs, helicopter downlink, DSS, and have the capability to receive signals from additional units by plugging into exterior console.

Source: North American Catastrophe Service, Inc., 2003.